March 31, 2026

Scott Steel
Managing Director
Morgan Stanley Bitcoin Trust
1585 Broadway
New York, New York 10036

        Re: Morgan Stanley Bitcoin Trust
            Amendment No. 3 to Registration Statement on Form S-1
            Filed March 27, 2026
            File No. 333-292586
Dear Scott Steel:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note that section 7.04 of the Trust Agreement filed as Exhibit 3.2 includes a provision that limits the rights of shareholders to bring a derivative action. Please address the following points in your next amendment or response letter, as applicable:
            Include risk factor disclosure highlighting the material risks related to this provision, including how it will impact your investors and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 10% threshold for derivative actions.
            Revise your disclosure to clarify how you will determine whether the ownership threshold has been met.
            Disclose any uncertainty regarding the enforceability of this provision under federal or state law.
            We note that section 7.04 states that if a provision thereof "is found to violate the
 March 31, 2026
Page 2

           U.S. federal securities laws, including the 1940 Act, then such provision shall not apply to any claims asserted under such U.S. federal securities law." Please revise your disclosure to clarify whether the provision applies to claims under the federal securities laws, and ensure that section 7.04 is consistent with your revised disclosure. For example, if the provision does not apply to actions arising under the federal securities laws, ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
             To the extent the provision applies to federal securities law claims, (i) disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and (ii) provide us with your legal analysis explaining how application of this provision to derivative rights of action under the federal securities laws is consistent with the federal securities laws' anti-waiver provisions.
Risk Factors
Other Risks
The exclusive jurisdiction for certain types of actions and proceedings, page
60

2. We note your disclosure that "pursuant to the Trust Agreement, [the exclusive jurisdiction provision] shall not apply to causes of actions for violations of U.S. federal or state securities laws," and that "causes of actions for violations of the Exchange Act or the 1933 Act will not be governed by the waiver of the right to trial by jury provision of the Trust Agreement." However, we are unable to locate such provisions within Section
       13.12 of the Trust Agreement. Please direct us to the portion of the Trust Agreement that contains these provisions.
Custody of the Trust's Assets, page 84

3. We note your disclosure on page 85 and elsewhere that, "The Trust, the Delegated
       Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the
       Trust's assets, serve as collateral for any loan or similar arrangement." We also note that your prior filings included the phrase "other than in connection with the Post-Trade
       Financing Agreement" as an exception to this statement. Given your retention of references to the terms "Lender," "Financing Fee" and "Trade Credits" in the prospectus, please supplementally confirm whether the Trust's assets will serve as collateral for any loan or similar arrangement (e.g., in connection with any agreement with the Lender or otherwise), and revise your disclosure if applicable.
Part II
Item 16. Exhibits and Financial Statement Schedules, page II-2

4. We note your disclosure identifying Coinbase Credit, Inc. as the "Lender" and references to "Trade Credits" and the "Financing Fee" in the prospectus. Please file any material agreements relating to your use of Trade Credits as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K or explain why you are not required to do so. Please refer to prior comment 20 in our letter dated February 11, 2026 and your response in your letter dated March 4, 2026 whereby you confirmed that the "Post-Trade
       Financing Agreement will be filed in subsequent amendments."
 March 31, 2026
Page 3

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or David Lin at 202-551-3552 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Anna Tomczyk